FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No   ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the third quarter 2011 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on November 22, 2011.

JA Solar Announces Third Quarter 2011 Results

SHANGHAI, November 22, 2011 -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar" or the "Company"), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced its financial results for its third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

●	Third quarter shipments of 445 MW, an increase of 6.5% year-over-year and an increase of 11.0% sequentially

●	Third quarter revenue of $388.0 million, a decrease of 31.6% year-over-year and a decrease of 7.3% sequentially

●	Strong balance sheet with a cash balance of $506.5 million and working capital of $734.9 million

Dr. Peng Fang, CEO of JA Solar, commented, "This continues to be a challenging period for the solar industry, but we are heartened that JA Solar has been able to retain customers and maintain strong market share in the third quarter. While ongoing macro-economic and industry volatility continued to restrain demand, overall product shipments were at the low end of our guidance at 445MW. With the European debt crisis limiting the amount of financing available for solar power projects, we did not see the anticipated demand recovery in major European markets during the month of September. However, JA Solar performed relatively well as customers increasingly relied on top tier suppliers with strong liquidity. In the current market environment, where customers have more choices of products and suppliers, we have seen customers shifting more of their orders to suppliers who can deliver high power products together with a strong brand, a reputation for quality, and a healthy balance sheet. JA Solar’s suite of industry-leading high-performance products gives us a clear advantage and this is particularly evident in our module shipments for the third quarter, which grew by more than 45% sequentially. Our gross margin for the quarter has been impacted by an inventory provision of US$21.7 million. Excluding this inventory provision, gross margin would have been positive."

Dr. Fang continued, "As a result of on-going macro-economic and industry uncertainty, visibility in the near term is limited. We remain confident that we can outperform our peers by building on our already strong relationships with our diverse global customer base, and maintaining our long-term partnerships with leading solar companies internationally. JA Solar is also committed to ensuring operational efficiency by continuing our cost optimization efforts, reducing inventory, and producing to order. We believe that these efforts, supported by our healthy cash position and balance sheet strength, will ensure that JA Solar is well positioned to benefit when market conditions improve."

Third quarter 2011 Financial Results

Total shipments in the third quarter of 2011 were 445 MW, compared with shipments of 401 MW in the second quarter of 2011, representing a sequential increase of 11.0%. Compared with the same period last year, shipments grew 6.5% from 418 MW.

Revenue in the third quarter of 2011 was RMB 2.5 billion ($388.0 million), a decrease of 7.3% compared to RMB 2.7 billion ($418.5 million) in the second quarter of 2011 and a decrease of 31.6% from RMB 3.6 billion ($567.4 million) reported in the third quarter of 2010.

Gross loss in the third quarter of 2011 was RMB 106.1 million ($16.6 million), compared with gross loss of RMB 72.0 million ($11.3 million) in the second quarter of 2011 and gross profit of RMB 816.0 million ($127.9 million) in the third quarter of 2010. Gross margin was negative 4.3% in the third quarter of 2011, compared with negative 2.7% in the second quarter of 2011 and 22.5% in the third quarter of 2010. Included in the cost of sales was an inventory provision of RMB 138.6 million ($21.7 million) recorded in the third quarter. The provision was recorded to write down inventory costs in order to reflect a decline in the average selling price. The provision had a negative impact on gross margin of 5.6%. Excluding the impact of the inventory provision, gross margin would have been positive.

Total operating expenses in the third quarter of 2011 were RMB 170.2 million ($26.7 million), compared with RMB 130.0 million ($20.4 million) in the second quarter of 2011 and RMB 146.7 million ($23.0 million) in the third quarter of 2010. Included in operating expenses was a non-cash provision for advance to third party suppliers of RMB 42.2 million ($6.6 million). Total operating expenses represented 6.9% of net revenue in the third quarter of 2011, compared with 4.9% in the second quarter of 2011 and 4.1% in the third quarter of 2010.

Operating loss in the third quarter of 2011 was RMB 276.3 million ($43.3 million), compared with operating loss of RMB 202.0 million ($31.7 million) in the second quarter of 2011 and operating income of RMB 669.3 million ($104.9 million) in the third quarter of 2010.

Loss per diluted ADS in the third quarter of 2011 was RMB 2.28 ($0.36), compared with loss per diluted ADS of RMB 1.39 ($0.22) in the second quarter of 2011 and earnings per diluted ADS of RMB 3.14 ($0.49) in the third quarter of 2010.

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 3.2 billion ($506.5 million), and total working capital of RMB 4.7 billion ($734.9 million) at September 30, 2011. Total long term and short term borrowings were RMB 4.5 billion ($703.9 million) and the face value of outstanding convertible bonds due 2013 was RMB 1.5 billion ($228.2 million) at September 30, 2011.

Outlook

Solar cell and module shipments in the fourth quarter are expected to be in the range of approximately 310 MW to 330 MW. The Company currently estimates that total cell and module shipments for full year 2011 will be approximately 1.6 GW. This compares to the Company’s previous guidance of 1.8 GW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, November 22, 2011, at 8:00a.m. US Eastern Time.

Dial-in details for the live conference call are as follows:

U.S./International: +1-718-354-1231
Hong Kong: +852-2475-0994

Passcode: JA Solar.

A live webcast of the conference call will be available on the Company's website at http://www.jasolar.com.

A replay of the call will be available beginning three hours after the live call.

The dial-in details for the replay are as follows:

International: + 61-2-8235-5000
United States: +1-718-354-1232

Passcode: 25400164

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2011, which was RMB 6.378 to USD $1. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate

September 30, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)

	For three months ended
	Sep. 30, 2010	Jun. 30, 2011	Sep. 30, 2011	Sep. 30, 2011
	RMB'000	RMB'000	RMB'000	USD'000

Net revenues	3,618,796	2,669,111	2,474,655	387,999
Cost of sales	(2,802,820)	(2,741,141)	(2,580,739)	(404,631)
Gross profit/(loss)	815,976	(72,030)	(106,084)	(16,632)
Selling, general and administrative expenses	(123,573)	(114,083)	(152,618)	(23,929)
Research and development expenses	(23,082)	(15,875)	(17,587)	(2,758)
Total operating expenses	(146,655)	(129,958)	(170,205)	(26,687)
Income/(loss) from operations	669,321	(201,988)	(276,289)	(43,319)
Interest expense	(56,326)	(77,225)	(115,550)	(18,117)
Other (loss)/income	(17,127)	29,648	(13,000)	(2,038)
Income/(loss) before income taxes	595,868	(249,565)	(404,839)	(63,474)
Income tax (expenses)/benefit	(85,528)	20,675	28,853	4,524
Net income/(loss) from continuing operations	510,340	(228,890)	(375,986)	(58,950)
Net income from discontinued operations	3,344	0	0	0
Net income/(loss)	513,684	(228,890)	(375,986)	(58,950)

Net income/(loss) per share:
Basic	3.15	(1.39)	(2.28)	(0.36)
Diluted	3.14	(1.39)	(2.28)	(0.36)

Weighted average number of shares outstanding:
Basic	163,065,242	164,453,244	164,655,374	164,655,374
Diluted	163,668,148	164,453,244	164,655,374	164,655,374

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For nine months ended
	Sep. 30, 2010	Sep. 30, 2011	Sep. 30, 2011
	RMB'000	RMB'000	USD'000

Net revenues	7,904,590	8,787,130	1,377,725
Cost of sales	(6,098,617)	(8,334,905)	(1,306,821)
Gross profit	1,805,973	452,225	70,904
Selling, general and administrative expenses	(369,238)	(339,748)	(53,269)
Research and development expenses	(49,922)	(45,398)	(7,118)
Total operating expenses	(419,160)	(385,146)	(60,387)
Income from operations	1,386,813	67,079	10,517
Interest expense	(156,280)	(256,219)	(40,172)
Other (loss)/income	(83,690)	71,035	11,137
Income/(loss) before income taxes	1,146,843	(118,105)	(18,518)
Income tax expenses	(174,607)	(24,344)	(3,817)
Net income/(loss) from continuing operations	972,236	(142,449)	(22,335)
Net (loss)/income from discontinued operations	(223)	7,753	1,216
Net income/(loss)	972,013	(134,696)	(21,119)

Net income/(loss) per share:
Basic	5.97	(0.82)	(0.13)
Diluted	5.95	(0.82)	(0.13)

Weighted average number of shares outstanding:
Basic	162,738,224	164,263,075	164,263,075
Diluted	163,231,068	164,263,075	164,263,075

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec. 31,	Sep. 30,
	2010	2011	2011
	RMB'000	RMB'000	USD'000

ASSETS
Current assets:
Cash and cash equivalents	2,289,482	3,230,651	506,530
Restricted cash	112,593	78,743	12,346
Accounts receivable	945,633	1,521,670	238,581
Inventories	1,349,329	1,215,579	190,589
Advances to suppliers	605,630	350,360	54,933
Other current assets	1,115,561	1,031,523	161,732
Total current assets	6,418,228	7,428,526	1,164,711
Property and equipment, net	3,170,721	4,772,434	748,265
Advances to suppliers	1,653,177	1,861,024	291,788
Long-term investment	-	96,182	15,080
Deferred issuance cost	110,868	80,130	12,563
Other long term assets	266,388	294,707	46,207
Total assets	11,619,382	14,533,003	2,278,614
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	-	359,770	56,408
Accounts payable	1,036,416	1,233,025	193,325
Advances from customers	484,458	329,609	51,679
Long term liabilities due in one year	-	325,000	50,956
Accrued and other liabilities	522,769	493,860	77,432
Total current liabilities	2,043,643	2,741,264	429,800
Convertible Bond	1,230,175	1,256,530	197,010
Long-term borrowings	1,520,000	3,804,720	596,538
Other long term liabilities	145,409	106,602	16,714
Total liabilities	4,939,227	7,909,116	1,240,062
Commitment and Contingencies
Shareholders’ equity	6,680,155	6,623,887	1,038,552
Total liabilities and shareholders’ equity	11,619,382	14,533,003	2,278,614

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: November 24, 2011